ESGL Holdings Limited

101 Tuas South Avenue 2

Singapore 637226

February 2, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance,

Office of Energy & Transportation

100 F Street, N.E.

Washington, D.C. 20549

Attention: Timothy S. Levenberg, Esq.

Re:	ESGL Holdings Limited
Amendment No. 3 to Registration Statement on Form F-1
Filed January 12, 2024
File No. 333-274586

Dear Mr. Levenberg:

ESGL Holdings Limited (the “Company”, “we”, “us” or “our”) hereby transmits our response to the comment letter received by us from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated January 26, 2024, regarding the Company’s Amendment No. 3 to Registration Statement on Form F-1 (the “Registration Statement”) previously filed with the Commission on January 12, 2024.

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response. Changes to the Registration Statement based on the Staff’s comments are reflected in Amendment No. 4 to the Registration Statement (“Amendment No. 4”) which is being submitted to the Commission concurrently with the submission of this letter.

Amendment No. 3 to Form F-1

Exhibits
Exhibit 5.1, page 1

1.	Each of numbered assumptions 5 through 10 of Schedule 2 to the legality opinion appears to be overly broad. Please obtain and file a revised opinion without those assumptions, or provide an explanation as to why each of those assumptions would be appropriate. Counsel may assume in a legality opinion that representations of officers and employees are correct as to questions of fact, including with regard to these items. On the other hand, counsel may not assume any of the material facts underlying the opinion or any readily ascertainable facts. See Staff Legal Bulletin No. 19 at Section II.B.3.a.

RESPONSE: The Company has filed an updated legal opinion as Exhibit 5.1 to Amendment No. 4 in response to the Staff’s comment. With respect to the Staff’s comment to delete assumptions 6 to 8, please see the explanation below as to why we believe these assumptions are appropriate.

Assumption 6:	that the Company has not (i) received notice of any stop notice under Order 50 of the Grand Court Rules in respect of any of its shares or (ii) issued any restrictions notice under the Companies Act (as revised) of the Cayman Islands (Companies Act) in respect of the registration of the beneficial ownership of any of its shares, which restrictions notice has not been withdrawn by the Company or ceased by court order.

Response: Cayman counsel to the Company could not obtain any Cayman search nor through public means in the Cayman Islands regarding this point, so they are required to include this assumption in order for them to opine on the “issue of shares”.

Assumption 7:	that (i) any meetings at which the Resolutions were passed were duly convened and had a duly constituted quorum present and voting throughout and any Resolutions passed in writing were adopted in accordance with the law and the Constitutional Documents, (ii) all interests of the directors of the Company on the subject matter of the Resolutions, if any, were declared and disclosed in accordance with the law and Constitutional Documents, (iii) the Resolutions have not been revoked, amended or superseded, in whole or in part, and remain in full force and effect at the date of this opinion, and (iv) the directors of the Company have concluded that the transactions approved by the Resolutions are bona fide in the best interests of the Company and for a proper purpose of the Company.

Response: This assumption relates to compliance with the necessary corporate formalities (and the absence of any irregularities) and Cayman counsel is unable to verify these corporate formalities through the board resolutions. Therefore, they are required to include this assumption in order for them to opine on the “issue of shares”.

Assumption 8:	that (i) the Certificate of Incumbency and the Register of Directors and Officers accurately reflect the names of all directors and officers of the Company, and (ii) (i) the Certificate of Incumbency and the Register of Members accurately reflect the names of all members of the Company, as at the dates the Resolutions were passed or adopted and as at the date of this opinion.

Response: This assumption is in relation to a statement of fact that is not readily ascertainable since Cayman counsel is not be able to obtain any Cayman search nor through public means in the Cayman Islands to verify these information. However, they are required to review the resolutions in order for them to opine on the “issue of shares”, so they are required to include this assumption.

Compensation of Directors and Executive Officers, page 66

2.	Please provide updated compensation disclosure for the fiscal year ended December 31, 2023. See Item 4.a of Form F-1 and Form 20-F, Item 6.B. We also note the compensation disclosure for 2021 and 2022 which appears under “Related party transactions” in Note 20 of the Notes to the Consolidated Financial Statements at page F- 124.

RESPONSE: The Company has provided updated compensation disclosure on page 66 of Amendment No. 4 in response to the Staff’s comment.

We thank the Staff in advance for its review of the foregoing and Amendment No. 3. If you have further comments, we ask that you forward them by electronic mail to our counsel, David J. Levine, Esq., at dlevine@loeb.com or by telephone at (212) 407-4923.

Very truly yours,

/s/ Quek Leng Chuang
Quek Leng Chuang, Chairman of the Board and Chief Executive Officer